UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[illegible]ington, D.C. 20549

21004558

EPORT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC Mail Processing
MAY 20 2021
Washington, DC

SEC FILE NUMBER
8- 18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securites Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Roosevelt Avenue
(No. and Street)

PORT JEFFERSON STA. (City) NEW YORK (State) 11776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631-331-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen CPA
(Name – *if individual, state last, first, middle name*)

30 Wall Street 8th Floor (Address) New York (City) New York (State) 10005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securites Corp, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMECAPITAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FORM X-17A-5
Year ended March 31, 2021

PUBLIC

Per Rule 17a-5(e){3)

TABLE OF CONTENTS

Joseph Amundsen
Certified Public Accountant
30 Wall Street, 8th Floor
New York, NY 10005
212-709-8250

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To: The Board of Directors
TimeCapital Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules collectively referred to as the financial statements. In my opinion, the financial statements present fairly. In all material respects, the financial position of TimeCapital Securities Corporation as of March 31, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TimeCapital Securities Corporation's management. My responsibility is to express an opinion on TimeCapital Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and I am required to be independent with respect to TimeCapital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management as well as evaluating presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of TimeCapital Securities Corporation's financial statements.

The supplemental information is the responsibility of TimeCapital Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as TimeCapital Securities Corporation's auditor since 2021.

Joseph Amundsen, CPA
New York, New York
May 7, 2021

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS		
Cash and cash equivalents	$	98,245
Commissions Receivable		2,355
Other receivables		153
Prepaid expenses		2,947
Intangible asset, net		605
Property, equipment and leasehold improvements, net		53,930
	$	158,235
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	43,130
COMMITMENTS AND CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common Stock, 200 shares authorized 150 shares issued and outstanding		40,000
Additional paid-in capital		397,487
Accumulated deficit		(272,382)
Less Treasury Stock (6 shares)		(50,000)
Total Stockholder's Equity		115,105
	$	158,235

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended March 31, 2021

Revenues:		
Commissions		$ 32,878
Agency Fees		315,740
Operating expense reimbursement		553,920
Other Income - PPP & FFCRA		75,247
Other Income		27
	Total Revenues	977,812
Expenses:		
Commissions		83,367
Management fees		325,093
Employee compensation, related payroll taxes, and benfits		381,949
Auto		9,982
Rent		37,920
Telephone		10,317
Office supplies		19,311
Professional fees		19,691
Insurance		16,048
Licenses and permits		12,307
Utilities		13,094
Postage, delivery and e-mail		6,710
Dues and subscriptions		11,902
Equipment rental		8,525
Travel, meals and entertainment		26,145
Other operating expenses		21,285
	Total Expenses	1,003,646
Loss Before Provision for Income Taxes		25,834
Provision for Income Taxes		1,953
Net Loss		(27,787)

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2021

		Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balances - March 31, 2020	$	40,000	397,487		(244,596)	192,891
Treasury Stock				(50,000)		(50,000)
Net Loss					(27,787)	(27,787)
Balances- March 31, 2021	$	40,000	397,487	(50,000)	(272,383)	115,104

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2021

Cash Flows from Operating Activities:		
Net Loss	$	(27,787)
Adjustments to reconcile net loss to net cash Used in operating activities:		
Depreciation and amortization		4,219
(Increase) Decrease in assets:		
Commission Receivables		3,133
Other receivables		181
Prepaid expenses		681
Decrease in liabilities		
Accounts payable and accrued expenses		15,667
Net Cash Provided by Operating Activities		(3,906)
Cash Flows from Investing Activities		
Computer Purchases		(881)
Trademark		-
Net Cash Provided by Investing Activities		(881)
Net Decrease in Cash and Cash Equivalents		(4,787)
Cash and Cash Equivalents at Beginning of Year		103,032
Cash and Cash Equivalents at End of Year	$	98,245
Supplemental Disclosure of Cash Flows Information:		
Cash Paid During the Year for:		
Income Taxes	$	1,953

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2021

Note 1 -Organization and Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company is registered in 28 states. The company conducts three types of business. The company is a Mutual Fund retailer, sells Variable Life Insurance and Annuities, tax shelters and limited partnerships. Treasury stock represents the purchase in August 2017 of 6 shares of its stock for 50,000.

Rule 15c3-3 Exemption

The company, under Rule 15c3-3 (k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2 -Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at March 31, 2021.

Commission Income
Commission Income is recorded when earned. Agency commission income is recorded when received. Related expenses are recorded when incurred.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Receivables
Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2021, no receivables were considered uncollectible.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2021.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. At March 31, 2021 the company had a net operating loss of 27,787. This would create a deferred tax asset of 6,947. The company believes that this asset will not be realized and would be offset by a valuation allowance. Therefore, the company has not recorded the asset nor the valuation allowance.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2018 through 2020 are subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2021

Note 3 -Accounting Development

In February 2017, the FASB issued accounting standard ASI 2016-02 "Leases" (Topic 842) which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. The update is effective for non-public companies for fiscal years beginning after December 15, 2019. The company entered into a lease agreement for office equipment, expiring in March 2023 and will adopt this standard at the appropriate time.

Note 4 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 43,588
Furniture and fixtures	13,146
Leasehold improvements	93,633
Subtotal	150,367
Less: accumulated depreciation	96,437
Net Assets	$ 53,930

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,801
Less: accumulated amortization	1,197
Net Intangible Asset	$ 604

Amortization expense for the year ended March 31, 2021 was approximately $68. The expected future amortization expense for the intangible asset as of March 31, 2021 will be approximately $68 in each of the next nine years.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of $553,920 for the year ended March 31, 2021.

Note 7 - Commitments and Contingency

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2021 was $37,920. The Company also entered into a lease agreement for office equipment, expiring in March 2023.

Future minimum commitments under the aforementioned lease agreement are as follows:

Year ending March 31, 2022	$	7,821
Year ending March 31, 2023		7,821

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2021, are not reasonably assured of being exercised.

Note 8- 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2021, the Company has net capital of $57,520 which is $52,520 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $2,875 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 74.98 to 1 as of March 31, 2021.

Note 10- Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes
The provision for income taxes has $1,953 for State taxes.

Note 12- Retirement of Partner

On February 9, 2021, a company partner retired and his stock was bought back by the company. The partner was paid $750,000 as consideration over the past four years, the last payment of $10,887 paid June 10, 2020.

Note 13- Covid-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic resulted in significant business disruption and uncertainty in both global and US markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time. The Company received $68,907 in non-taxable grants under the PPP program.

Subsequent Events
In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events through the date of issuance, May 7, 2021, of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements.